SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM 8-A/A
                         __________

     FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
          PURSUANT TO SECTION 12(b) OR (g) OF THE
              SECURITIES EXCHANGE ACT OF 1934


                  IPALCO ENTERPRISES, INC.
   (Exact name of Registrant as specified in its charter)


          INDIANA                      35-1575582
(State of incorporation or           (I.R.S. Employer
 organization)                       Identification No.)



                    One Monument Circle
                Indianapolis, Indiana 46204
(Address, including zip code, of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class       Name of each exchange on which
    to be so registered       each class is to be registered

        Common Share            New York Stock Exchange
      Purchase Rights            Chicago Stock Exchange


     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.
(c), please check the following box. [ ]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange
Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

     Securities Act registration statement file number to which this form relates: Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                            None
                      (Title of Class)



Item 1.  Description of Registrant's Securities to be Registered.

          At a meeting of the IPALCO Enterprises, Inc. ( the "Company") Board of Directors on April 28, 1998, the Board adopted an amendment and restatement of the Rights Agreement dated as of June 28, 1990, between the Company and First Chicago Trust Company of New York, as Rights Agents (the "Rights Agreement"), relating to the Company's common share purchase rights (the "Rights"). The amendments included (i) increasing the exercise price, (ii) extending the expiration date of the Rights and (iii) certain other changes. A summary of the terms of the Rights issued pursuant to the Rights Agreement, as amended and restated, is set forth below.

ISSUANCE OF SHARES

     The Rights were originally issued on July 11, 1990 (the "Record Date") as a dividend of one Right for each outstanding share of common stock, no par value (the "Common Shares"), of the Company. If and when the Rights become exercisable, each Right will entitle the registered holder to purchase from the Company one Common Share at a purchase price of $ 120.00 (the "Purchase Price"), although the price may be adjusted as described below. The description and terms of the Rights are fully set forth in the Rights Agreement, as amended and restated on April 28, 1998.

TRADING AND DISTRIBUTION OF RIGHTS

     Initially, shareholders do not receive a separate certificate for the Rights. The Rights are represented by the outstanding Common Share certificates with a copy of the Summary of Rights previously distributed to shareholders (prior to the amendment and restatement of the Rights Plan) attached thereto and the Rights cannot be bought, sold or otherwise traded separately from the Common Shares. Certificates for Common Shares issued after the Record Date will carry a notation that indicates that Rights are attached to the Common Shares and that the terms of the Rights Agreement are incorporated therein.

     Separate certificates representing the Rights will be distributed as soon as practicable after the "Distribution
Date", which is the earliest to occur of:

          (1) the Close of Business on the day the Company learns that a person or group of affiliated or associated persons has acquired beneficial ownership of more than 15% of the outstanding Common Shares (such person or group of persons therefore becoming an "Acquiring Person") or

          (2) the Close of Business on such date as may be designated by action of the Board of Directors following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which could result in the beneficial ownership by a person or group of more than 15% of such outstanding Common Shares.

     Until the Distribution Date (or earlier exchange, redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.


EXERCISABILITY AND EXPIRATION

     The holders of the Rights are not required to take any action until the Rights become exercisable. As described above, the Rights are not exercisable until the Distribution Date. Holders of the Rights will be notified that the Rights have become exercisable when the Rights Agent mails the Rights Certificates. The Rights will expire on April 28, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

ADJUSTMENTS

     In order to protect the value of the Rights to the holders, the Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (2) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price less than the then current market price of Common Shares, or (3) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants, other than those referred to above.

     These adjustments are called anti-dilution provisions and are intended to ensure that a holder of Rights will not be adversely affected by the occurrence of such events.
With certain exceptions, the Company is not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

FLIP-OVER EVENTS AND FLIP-IN EVENTS

     In the event that (1) the Company is acquired in a merger or other business combination transaction with an Acquiring Person or an Affiliate or Associate of an Acquiring Person and the Company is not the surviving corporation, or (2) any Acquiring Person or Affiliate or Associate of an Acquiring Person consolidates or merges with the Company and all or part of the Company's Common Shares are exchanged for securities, cash or property of such Acquiring Person or Affiliate or Associate of an Acquiring Person, or (3) 50% or more of the Company's consolidated assets or earning power are sold to an Acquiring Person or Affiliate or Associate of an Acquiring Person (collectively, "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that someone becomes an Acquiring Person (a "Flip-In Event"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

EXCHANGE OPTION

     At any time after a person becomes an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one half of the number of securities for which each Right is then exercisable per Right (subject to adjustment).

REDEMPTION

     At any time prior the earlier of (i) the time a person becomes an Acquiring Person and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

OTHER PROVISIONS

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The form of the amendment and restatement of the Rights Agreement, which includes as Exhibit A thereto the form of Rights Certificate, is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by reference to that Exhibit.



Item 2.  Exhibits.

          Item 2 is amended by adding thereto the following:

          B.   Amendment and Restatement dated as of
               April 28, 1998 of the Rights Agreement dated as of June 28, 1990, between IPALCO
               Enterprises, Inc. and First Chicago Trust
               Company of New York, as Rights Agent.



                         SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        IPALCO ENTERPRISES,
                                        INC.

                                        by /s/ Bryan G. Tabler
                                           Name:  Bryan G. Tabler
Date:  April 28, 1998                      Title: Vice President, Secretary
                                                  and General Counsel

                       INDEX OF EXHIBITS



         Exhibit                Title

            B.          Amendment and Restatement dated
                        as of April 28, 1998, of the
                        Rights Agreement dated as of
                        June 28, 1990, between IPALCO
                        Enterprises, Inc. and First
                        Chicago Trust Company of New
                        York, as Rights Agent.